Filed Pursuant to Rule 433
Dated May 20, 2015
Registration Statement: 333-186882

PRICING TERM SHEET

General Electric Company

May 20, 2015

€650,000,000 Floating Rate Notes due 2020
€1,250,000,000 1.250% Notes due 2023
€1,250,000,000 1.875% Notes due 2027

Issuer:	General Electric Company
Trade Date:	May 20, 2015
Settlement Date:	May 28, 2015 (T+5)
Title:	Floating Rate Notes due 2020	1.250% Notes due 2023	1.875% Notes due 2027
Expected Ratings*:	A1 / AA+	A1 / AA+	A1 / AA+
Principal Amount:	€650,000,000	€1,250,000,000	€1,250,000,000
Maturity Date:	May 28, 2020	May 26, 2023	May 28, 2027
Coupon:	3-month EURIBOR +30 basis points (reset quarterly)	1.250%	1.875%
Minimum Interest Rate:	0.000% per annum	N/A	N/A
Benchmark Mid Swaps:	N/A	8-year mid-swap rate	12-year mid-swap rate
Mid Swaps Yield:	N/A	0.738%	1.053%
Spread to Mid Swaps:	N/A	+55 basis points	+85 basis points
Benchmark Security:	3-month EURIBOR	DBR 1.500% due May 15, 2023	DBR 0.500% due February 15, 2025
Benchmark Security Price and Yield:	N/A	108.465 / 0.419%	98.970 / 0.609%
Spread to Benchmark Security:	+30 basis points	+86.9 basis points	+129.4 basis points
Yield to Maturity:	N/A	1.288%	1.903%
Optional Redemption:	None	Prior to February 26, 2023, make-whole redemption at the discount rate of comparable German government bond +15 basis points.	Prior to February 28, 2027, make-whole redemption at the discount rate of comparable German government bond +20 basis points.

		On or after February 26, 2023, at par plus accrued and unpaid	On or after February 28, 2027, at par plus accrued and unpaid

		interest, if any, to, but excluding the redemption date.	interest, if any, to, but excluding the redemption date.
Price to Public:	100.000% of principal amount	99.713% of principal amount	99.702% of principal amount
Underwriting Discount:	0.325%	0.390%	0.460%
Proceeds (before expenses) to Issuer:	€647,887,500	€1,241,537,500	€1,240,525,000
Interest Payment Date(s):	February 28, May 28, August 28 and November 28	May 26 of each year	May 28 of each year
First Interest Payment Date:	August 28, 2015	May 26, 2016 (short first coupon)	May 28, 2016
Bookrunners:	Barclays Bank PLC BNP Paribas Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Deutsche Bank AG, London Branch Merrill Lynch International
Senior Co-Managers:	Crédit Agricole Corporate and Investment Bank
HSBC Bank plc Société Générale
Co-Managers:	Banca IMI S.p.A.
Banco Santander, S.A.
 Banco Bilbao Vizcaya Argentaria, S. A.
 Bank of Montreal, London Branch
ING Bank N.V., Belgian Branch
Lloyds Bank plc
 Mitsubishi UFJ Securities International plc
Mizuho International plc
The Royal Bank of Scotland plc
SMBC Nikko Capital Markets Limited
 The Toronto-Dominion Bank
UniCredit Bank AG
Listing:	The Company intends to apply to list the notes on the New York Stock Exchange.
Day Count Convention:	Actual/360; Modified Following, Adjusted	Actual/Actual (ICMA); Following, Unadjusted	Actual/Actual (ICMA); Following, Unadjusted
Business Days:	TARGET2, New York and London
Law:	New York
Stabilization:	Stabilization/FCA
CUSIP / ISIN / Common Code:	369604 BJ1 / XS1238900515 / 123890051	369604 BK8 / XS1238901166 / 123890116	369604 BL6 / XS1238902057 / 123890205

* Note: A securities rating is not a recommendation to buy, sell or hold securities, and may be subject to change or withdrawal at any time.

We expect that delivery of the notes will be made against payment therefor on or about May 28, 2015, which will be the fifth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+5”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes earlier than the third business day prior to the date of settlement will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes earlier than the third business day prior to the date of settlement should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriters participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank AG, London Branch toll-free at 1-800-503-4611, BNP Paribas toll-free at 1-800-854-5674, Barclays Bank PLC at 1-888-603-5847, Citigroup Global Markets Limited toll-free at 1-800-831-9146, Credit Suisse Securities (Europe) Limited at 1-800-221-1037, or Merrill Lynch International at 1-800-294-1322.